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                                                                     Exhibit 3.1



                           AMENDMENT TO THE BY-LAWS OF
                           IMMTECH INTERNATIONAL, INC.


Section 1 of Article II of the By-Laws of Immtech International, Inc. shall be amended so as to read in its entirety as follows:

           "Section 1. Place and Time of Meetings. An annual meeting of the stockholders shall be held on such date and at such time and palace as the board of directors may determine."